Organigram to invest $15 million in industry-leading
infused chocolate innovation

Company positioning itself to compete within expected largest cannabis edibles segment

MONCTON, May 20, 2019/CNW/ – Anticipating the legalization of adult-use cannabis edibles, and ready to demonstrate a leadership position in the edibles market, Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce a $15 million investment commitment in a high-speed, high-capacity, fully-automated production line with ability to produce an estimated 4 million kilograms of exceptional chocolate cannabis edibles per year. Organigram expects to take delivery of the line in the fall.

In addition to its sheer capacity, adaptability to anticipated future growth of the domestic and international chocolate edibles markets, the line is expected to allow Organigram’s product development team to introduce chocolate innovations unique not only to the cannabis industry, but to the chocolate industry as a whole.

“Over the last number of years, Organigram has become known for its best-in-class cannabis production facility and high-quality products,” says Greg Engel, CEO, Organigram. “With this investment, we will soon also be known for our world-class chocolate production capability.”

The full Organigram chocolate offering that is under development is expected to be supported by a carefully curated collection of partners and suppliers identified for their own global expertise and unwavering commitment to quality. The investment will contribute to a state-of-the-art chocolate moulding line and a fully integrated packaging line, that includes advanced engineering, robotics, high-speed labeling and automated shipping carton packing.

Organigram’s plan for chocolate production reflects the Company’s commitment to transformative thinking leading to innovative product development. “We continually look for opportunities to lead,” says Engel. “That leadership begins with creativity and curiosity and ends when we have a portfolio of novel products that delight our customers.”

Chocolate Expertise

Organigram’s foray into chocolate is led by a product development and production team with more than 25 years of combined chocolate experience and expertise.

As previous Vice President, Operations at Ganong Bros Limited, Jeff Purcell, Organigram’s Senior Vice President of Operations, will leverage his many years of chocolate experience to implement and manage the project. The Company has also recruited a marketing, product development and research team led by Ginette Ahier, previously of Adorable Chocolate, and Mouna Gharsallah, previously of Tunisia based Sotuchoc.

“Not only have we invested in exceptional technology, we have also brought an outstanding team to the table,” says Engel. “I don’t believe there is another team assembled out there that can rival ours when it comes to understanding – and reimagining – the potential of chocolate cannabis infused edibles.”

Investor Relations Services

As previously announced, the Company will commence trading on the NASDAQ Global Select Market on May 21, 2019. To coincide with this new listing, Organigram has engaged Native Ads, Inc. (“Native Ads”) to provide and manage a digital media marketing campaign for the Company. The Company has entered into a master services agreement with Native Ads for a total cost of approximately CAD$270,000 and neither Native Ads nor any of its directors and officers own any securities of the Company. The agreement has an initial term of 6 months. Native Ads will provide content development, web development, media distribution and campaign reporting and optimization.

Native Ads with a registered office at 244 Fifth Avenue, New York, New York, is in the business of providing strategic digital media services, marketing and data analytics services. Native Ads owns and operates a proprietary ad exchange with over 80 integrated SSPs (supply side platforms) resulting in access to 3-7 billion daily North American ad impressions. The full-service ad agency arm leverages its proprietary platform and traffic buying methodologies to assist issuer clients with high volume content dissemination to appropriate audiences at the appropriate times.

Organigram is also pleased to announce that it has entered into an agreement with Hybrid Financial Ltd. (“Hybrid”) to provide Organigram marketing services to advisors, brokers and institutional investors in North America. Under the terms of the agreement, Organigram will pay a monthly retainer of approximately CAD$51,000. The agreement is month to month and may be terminated by Organigram on 15 days notice.

Hybrid is a sales and distribution company that actively connects issuers to the investment community. With offices in both Toronto and Montreal, Hybrid offers comprehensive coverage of both the Canadian and U.S. markets. Neither Hybrid, nor any of its directors and officers own any securities of Organigram.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Examples of such statements include statements with respect to growth of the edibles market, Organigram’s expected market position, size of chocolate segment as part of the overall edibles market, timing for delivery. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks associated with new product categories, regulation and timing for implementation, and such risks as disclosed in the Company’s most recent annual information form and other Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. We seek safe harbor.

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:
Ray Gracewood
Senior Vice President, Marketing and Communications
rgracewood@organigram.ca
 (506) 645-1653